UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
       ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

(Section reference: §227.201(a))

Name of Issuer:

All American Gunslingers, Inc

Legal status of issuer:
       Form:
       Corporation

       Jurisdiction of Incorporation/Organization:
       Florida

       Date of organization:
       April 27, 2023

Physical address of issuer:

4321 US 19, New Port Richey, FL 34652

Website of issuer:
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	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$305,470	$0
Cash & Cash Equivalents	$31,339	$0
Accounts Receivable	$0	$0
Short-term Debt	$183,021	$0
Long-term Debt	$0	$0
Revenues/Sales	$424,697	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$43,710	$0

All American Gunslingers, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by All American Gunslingers ("AAG", the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://aagunslingers.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS
Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Bitz
(Signature]
President
[Title]
April 29, 2025
[Date]

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

DIRECTORS AND OFFICERS

(Code of Federal Regulations reference: §227.201(b))

The current officers of the Company are Joseph Bitz, Raymond Kraus, Cody Klein, and Sarek Goldsmith.

Joseph Bitz, President
Dates of Service: September 2018 - Present
Joe promptly joined the United States Marine Corps after graduating in 1996 and proudly served till 2006 where he was medically retired for severe injuries. He served with 3rd Battalion 2nd Marines, weapons and Field training battalion (Parris Island) and 3rd Battalion 8th Marine India Company where he was injured by an I.E.D blast while deployed to Al Karma, Iraq. His passion is to assist military and veterans alike and helping them adjust to the area, and to provide support for their families.

Joseph Bitz's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employers Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities**: Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: United States Postal Service
- **Employers Principal Business**: Mail delivery
- **Title**: Carrier and Trainer
- **Dates of Service**: September 2007 - Present
- **Responsibilities**: Deliver mail, train new carriers

Raymond Kraus, Vice-President
Dates of Service: April 27, 2023 - Present
Raymond joined the United States Marine Corps in 2013 and was medically discharged under honorable conditions in late 2014. During his time as a Marine, he was able to work in the armory with firearms and learned the fundamentals of how firearms worked, which helped him transition into the firearms industry. Once he was discharged, he worked at a gun range as a Range Safety Officer and sales associate. From there, he attended Colorado School of Trades, where he received his degree in gunsmithing. He specializes in AR jobs, refurbishment, woodworking, and general repairs. After he received his Gunsmithing degree, he moved to Florida to open his own firearms center.

Raymond Kraus' Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employers Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Tire Kingdom
- **Employers Principal Business**: Passenger vehicle service
- **Title**: General service technician
- **Dates of Service**: September 2018 – Present
- **Responsibilities:** Oil changes, tire change, inspections

Cody Klein, Secretary
Dates of Service: April 27, 2023 - Present
Cody was born and raised in Colorado and attended the Colorado School of Trades for Gunsmithing. While in school, he worked at several gun stores, learning the paperwork involved and how to keep a store ATF-compliant. After graduating at the top of his class, he started working at a local gunsmith shop, where he advanced and tuned his skills over the last few years. His specialties include double-barrel shotguns, revolvers, and woodwork. He has evolved into an expert in ATF compliance, navigating complex rulings, turning them into plain English, and utilizing unique procedures and techniques to ensure our effort to maintain compliance is showcased.

Cody Klein's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Centennial Gun Club
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Gunsmith
- **Dates of Service**: March 2021 – June 2023
- **Responsibilities:** Repair firearms, maintain customer relations, and ensure compliance

Sarek Goldsmith, Treasurer
Dates of Service: April 27, 2023 - Present
Sarek's background is in sales, with seven years of experience selling services and parts for customers as a service writer and manager. He has always tended to tinker with things and try to figure out how they work, which has fueled his passion for cars and guns. He was born and raised in Pasco County and knows the area well. Sarek is also actively pursuing a degree in business management.

Sarek Goldsmith's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Tire Kingdom
- **Employer's Principal Business**: Passenger vehicle service
- **Title**: Service Manager
- **Dates of Service**: June 2018 – May 2023

RESPONSIBILITIES: SELL SERVICE, BOOK APPOINTMENTS, MANAGE BACK-SHOP EMPLOYEES, AND SERVICE VEHICLES

PRINCIPAL SECURITY HOLDERS

(Code of Federal Regulations reference: §227.201(c))

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Joseph Bitz	26 Shares	26%
Raymond Kraus	26 Shares	26%
Cody Klein	24 Shares	24%
Sarek Goldsmith	24 Shares	24%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

DESCRIPTION OF THE BUSINESS

(Code of Federal Regulations reference: §227.201(d))

Since the initiation of our campaign, All American Gunslingers has continued to develop its facility and related services efficiently and measuredly, governed by self-funding growth since the closing of its Regulation CF campaign.

Executive Summary

Participation in shooting sports has reached unprecedented levels, surpassing traditional sports like tennis, soccer, and baseball[1]. The economic impact of hunting and target shooting soared to a record $110 billion in 2016[2].

While firearm retail sales experienced a brief decline in 2017 and 2018, 2019 witnessed a strong resurgence, and 2020 set new records for sales[3]. The current political and global climate has created a perfect storm for shooting sports, resulting in record revenue for ranges.

Key indicators, such as National Instant Criminal Background Check System (NCIS) checks, reveal a significant increase in firearm purchases, with 8.4 million first-time buyers in 2020, representing 40% of all purchases. This trend continued in 2021, marking the second-best year for gun sales[4].

This seismic shift in shooting sports has transformed the gun-owning community, presenting a stable industry with double-digit growth over the past 15 years[5]. The demand for modern ranges and firearm classes is at an all-time high, driven by a surge in new shooters, particularly women and millennials. Recognizing the gap in modern shooting facilities in the New Port Richey area, Raymond Kraus, Joe Bitz, Cody Klein, Sarek Goldsmith, and their team are introducing the "Guntry Club." Through the lease and revitalization of the former "Florida Firearms Academy & Indoor Gun Range," All-American Gunslingers offers an 8,816 square foot firearm and shooting sports retail facility.

The facility includes 14 indoor shooting lanes at 25 yards each, a shooting sports retail area, a gunsmithing service space, a classroom for training courses, private lessons, and a range of membership options. The team is committed to providing the "All-American Gunslingers Experience" through a safe and friendly staff. This venture capitalizes on the unique opportunity presented by the growing market and the inadequacy of existing ranges to meet the needs of the expanding community of shooters in the area.

Vision Statement

All-American Gunslingers aims to be Florida's foremost firearms recreational facility and member club, setting the standard for excellence in firearms education and safety. Our state-of-the-art ranges, classrooms, and retail spaces prioritize cleanliness and safety. Our knowledgeable and welcoming staff consistently provide world-class customer service, ensuring our members find comfort, enjoyment, and exceptional value and become our best advocates.

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[1] Outdoor Industry Association's Outdoor Participation Report, 2017. https://outdoorindustry. org/wp-content/uploads/2017/05/2017-Outdoor-Recreation-Participation-Report_FINAL.pdf

[2] "The economic impact of "hunting & target shooting" hit a record $110,000,000,000 in 2016": National Shooting Sports Foundation, Industry Reference Guide 2020 (March upd), p.167

[3] "2020 has produced the *highest sales months* on record": "U.S. gun sales surge to record high in 2020", 03 November 2020, by Kate Gibson, https://www.cbsnews.com/news/gun-sales-record-high-2020/

[4] "2021 was the second-best year on record for gun sales." "over 18.5 million Americans chose lawfully purchase a firearm in 2021…": The Reload "18.5 Million Guns Sold in 2021", 04 January 2022 https://thereload.com/18-5-million-guns-sold-in-2021/

[5] "…the industry has proven stable, with double digit growth over the last 15 years": National Shooting Sports Foundation "2018 Shooting Sports Industry Financial Benchmarking Report for Firearms Retailers," Prepared by: Industry Insights, Inc., Columbus, Ohio.

Mission Statement

All-American Gunslingers is dedicated to creating a clean, safe, and enjoyable environment for both women and men to engage in recreational shooting. Our mission includes enhancing their knowledge, familiarity, and comfort with firearms through classroom education and hands-on instruction. We aspire to be a leading firearms retailer, cementing our position as the recognized authority in firearms education and safety throughout Florida.

Statement of Purpose

All-American Gunslingers serves as a catalyst for change in Florida's shooting sports and firearms ownership landscape. By attracting diverse participants, we aim to improve the visibility and acceptance of these activities. Our unique facility combines a premier firearms retail sales outlet with the area's top indoor commercial shooting range. As the leading range in Florida, we prioritize safety through technological safeguards and comprehensive staff training, ensuring a consistently safe and comfortable experience for our guests, customers, and members.

Market Analysis

The US recreational shooting industry has experienced substantial growth over the past decade, with projections indicating continued expansion. In Florida, the National Shooting Sports Foundation's (NSSF) 2020 Industry Report highlights a rising trend in hunting license acquisition, with 189,038 residents obtaining licenses in 2017. Notably, Paid Hunting licenses in Florida grew by 6.4% in 2017 compared to the 20-year average, while Non-resident license holders increased by 221% in the last two decades.

Florida recorded over 1.1 million NCIS Checks in 2019, ranking in the top 6 of all states. The 2020 NSSF report estimates that more than 1.6 million Florida residents engage in hunting and target shooting, revealing a significant market. Also, the NCIS checks for 2020 reached a "record-shattering" total of 21 million[6] , significantly up from the previous record of 15.7 million background checks in 2016. In this report, the NSSF also estimates that "8.4 million people bought a firearm for the first time in 2020", adding, "That's 40 percent of all purchases." Importantly, this trend continued throughout 2021, which was "the second-best year on record for gun sales," with "over 18.5 million Americans" choosing to purchase a firearm. However, the state currently has only 2,158 firearm retailers and 78 indoor shooting ranges, indicating a substantial gap in facilities.

Florida's 1,809,700 active concealed carry permit holders, constituting 10.6% of the state's population, are seeking safe and specialized facilities for training and practice. This demand underscores the opportunity for new range/retail facilities and service offerings.

According to a recent NSSF report, Florida consumers spent approximately $1.38 billion annually in 2016 on hunting and target shooting activities, with $931 million allocated to retail sales on target shooting alone. The NSSF also estimates that 1,665,000 Florida residents spend over 22 million days annually on target shooting, emphasizing the high frequency of participation.

---

[6] "As recently reported by the NSSF, NCIS background checks for 2020 is a "record shattering" total of 21 million": "Taking Stock of Record-Setting 2020 Firearm Year" 7 January 2021, https://www.nssf.org/taking-stock-of-record-setting-2020-firearm-year/

Demographic shifts are shaping the industry, with women representing over 30% of the target shooter market and 40% of new gun buyers. Additionally, the 25-to-34-year-old age demographic is now the second-largest in shooting sports.

For the New Port Richey area, the 20-mile and 30-mile radius areas encompass 899,127 and 1,153,844 residents aged 18 and over, respectively. The average household income for the 20-mile radius is estimated at $93,587. The NSSF's Customized Market Report indicates 85,340 potential target shooters in the 20-mile radius and 180,994 in the 30-mile radius.

Furthermore, the area's numerous Police and Sheriff Departments, with thousands of employees, present an additional market segment seeking ongoing shooting target training and qualification tests, often purchasing individual memberships at local ranges.

Competition Snapshot

Within a 30-mile radius, seven indoor shooting ranges pose competition:
Bill Jackson, Inc:
Location: 9501 US Highway North, Pinellas Park, FL.
Facilities: Established in the 1950s, offering six indoor shooting lanes.
Services: Weekly training classes at $125/person.

Firing Line Gun Range and Cartridge Company:
Location: 6123 Ridge Road, Port Richey, FL (5 miles away).
Facilities: Indoor shooting lanes at 25 yards.
Services: Pistol and rifle lane rentals, training courses ($75-100/class), USCCA Training Memberships ($299-499/year).

Shoot Straight Tampa:
Location: 3909 North Highway 301, Tampa, FL.
Facilities: Part of a chain with nine locations, offering gun rentals, gunsmithing, and training classes.
Memberships: Monthly and Annual options for Individuals and Families ($300-360/year).

Shooters World Tampa, LLC:
Location: 612116 East Fletcher, Tampa, FL.
Facilities: 62,000 sq ft of retail space, 34 shooting lanes (pistol and rifle).
Services: Varied pricing for lane rentals, gun rentals, and memberships ($349 to $3,249/year).

Shooting Sports Inc:
Location: 7811 North Dale Mabry Highway, Tampa, FL (10 miles away).
Facilities: 17 lanes at 20-50 yards.
Services: Firearm rentals, training courses ($60-85/class), memberships ($140-900/year).Reload, LLC:
Location: 40050 US Highway 19 N, Tarpon Springs, FL (12 miles away).
Facilities: 45 indoor shooting lanes in five bays, including a V-300 Virtual Training Simulator.
Memberships: Silver, Gold, and Platinum options for individuals and families ($300-$550/year).

Indoor Shooting Company:
Location: 9402 East Fowler Ave, Thonotosassa, FL (26 miles away).

Facilities: Six indoor lanes at 10 meters each and a live fire simulator.
Services: Lane rentals, VIP lanes, training classes ($25-75/class).

In addition to these ranges, retail-only firearm outlets like REI, Dick's Sporting Goods, and Academy Sports + Outdoors exist. However, they lack the "try it before you buy it" experience and the comprehensive amenities provided by All-American Gunslingers.

All-American Gunslingers Concept

Our success lies in a diversified approach, offering multiple complementary business lines to generate year-round revenue and withstand industry fluctuations, recessions, and political shifts. All-American Gunslingers is committed to providing a safe and welcoming environment for both new and experienced shooters, becoming the go-to destination for training, education, retail, social events, and competitions. From seasoned marksmen to those seeking a day of fun with friends and family, we create a no-pressure atmosphere across our retail, range, classroom, and training facilities, as well as events space, and unique retail offerings. Our focus on gun safety, education, and responsible gun ownership ensures a complete experience for all skill levels, making us a true shooting sports destination.



Figure 1: Facility layout

The Location

Situated at 4321 US-19, New Port Richey, FL 34652, the former Florida Firearms Academy spans 8,816 square feet, encompassing leased space, range equipment, tenant improvements, utilities, and ample parking. Located along Highway 19, the property enjoys proximity to commercial development to the north, south, and east. With easy access to communities via Hwy 19, it caters to a broad audience of daily commuters. Surrounded by commercial and residential developments, the location is ideal for a shooting sports retailer and training facility. Its adjacency to attractions, hotels, and restaurants further supports both local and out-of-town visitors.

Range/Rentals

Our range stands out as a major revenue driver, appealing to regular shooters and attracting new business



Memorial Park
Boy Scout Preserve
Morton Plant North Bay Hospital
New Port Richey Recreation & Aquatic...
RICHEY LAKES
Sims Park
CYPRESS KNOLLS
GULF HARBORS SEA FOREST
Hacienda Village
THE WILDS CONDO
Robert Crown Wilderness Area
Ken Ganley Kia New Port Richey
New Port Richey
RIVERVIEW TERRACE
EAST GATE ESTATES
RIVER CROSSING
CRAFTSDIVISION
Cracker Barrel Old Country Store
OLD GROVE
James E. Grey Preserve
SCHOONER PLACE
CRAFTS
LITTLE CREEK
GULF HARBORS SOUTH BEACH
Value Pawn & Jewelry
FLOR-A-MAR
SUNSET LAKES
PINE ACRES
MILL RUN
HOLIDAY GARDENS ESTATES
CYPRESS LAKES
Eagle Point Park
Walgreens
PARK LAKE ESTATES
RIVER SIDE VILLAGE
ALL AMERICAN GUNSLINGERS
SUMMER LAKES
MILLPOND
SPRING LAKE ESTATES
Lane Glo Bowl South
Ferman Chrysler Jeep Dodge Ram of...
GROVE PARK
Crunch Fitness - Trinity
VILLA DEL RIO
Elfers
WYNDLAKE CONDOMINIUM
Tires Plus
ANCLOTE RIVER ESTATES
Seven Springs
COLONIAL HILLS
Beacon Square
LA VILLA GARDENS
ANCLOTE RIVER ACRES
SEVEN SPRINGS HOMES
Walmart Supercenter
VENICE ESTATES
HCA Florida Trinity Hospital
GLENWOOD OF GULF TRACE
Sun Toyota
SHADOW OAKS
SAND BAY
HILLS OF SAN JOSE
Target
WINDRIDGE OF GULF TRACE
TRINITY WEST
RIVERSIDE ESTATES
KEY VISTA
ORANGEWOOD VILLAGE
St. Verena Coptic Orthodox Church
James P. Gills Family YMCA
JW Mitchell High School
ALOHA GARDENS
TAHITIAN DEVELOPMENT
HOLIDAY GARDENS
WOODBEND
NATURES HIDEAWAY
LAKE CONLEY MOBILE HOME PARK
theChapel.cc
Holiday
FOREST HILLS EAST
MAGNOLIA ESTATES
DIXIE GROVES ESTATES
SABAL AT WYNDTREE
OAK RIDGE
HOLIDAY LAKE ESTATES
The Home Depot
Publix Super Market at Chelsea Place
Trinity
Google

through various promotions and events. These include league and competition shoots, "women-only" and "date night" events, birthday parties, corporate events, Law Enforcement/First Responder/Teacher sessions, and Reactive Target Shoots.

Our aesthetically pleasing and functional ranges boast 14 lanes at 25 yards each. Equipped with target retrievers operated via a user-friendly computer interface, shooters can precisely control target distances. Maintaining a constant temperature of 71 degrees year-round and implementing lead filtration ensures a comfortable and safe environment.

Figure 2: Location


Figure 3: Firing range

With our range lanes accessible to the public 70 hours per week, we anticipate a 35% occupancy rate for members and non-members in January and February, peaking at 40% in December. Non-members pay $22/hour per lane, with an additional guest fee of $18 on the same lane. Projected weekly recycling includes 613 lbs. of brass at $1.00/lb and 70 lbs. of lead at $0.25/lb.

Shooting sports offer numerous competition and league shoots in line with established sports tournaments. All-American Gunslingers aims to host NRA-sanctioned events, tapping into the over 11,000 tournaments and 50+ national championships organized annually. Additionally, we plan to collaborate with "AG & AG" (A Girl and A Gun), a niche Shooting League catering to the female demographic.

Gun rentals, complementing the range, will be offered by firearm or caliber at $10 per hour for semi-automatic pistol calibers and $15 per hour for long firearms.

The NSSF Customized Market Report commissioned by All-American Gunslingers indicates a potential pool of 39,600 handgun target shooters in the 20-mile radius, with a conservative estimate of 2.5% (990 people) becoming members by the end of Year Two.

Memberships

Our primary revenue stream at All-American Gunslingers is our membership program, designed to be inclusive and attractive to our diverse target market. Pre-grand opening members enjoy locked-in annual dues and exclusive access to soft openings to incentivize early sign-ups. The membership options are as follows:

Membership Benefits

Standard Individual Membership:
  - 100% off Shooting fees
  - Reserve a lane up to 24 hours in advance

Gunslinger Individual Membership
  - 100% off Shooting fees
  - 5% off ammunition
  - $5 off FFL Transfers
  - 20% off Training Courses (excludes guest trainers)
  - Four (4) free guest passes per year
  - Reserve a lane up to one week in advance

Standard Family Membership
  - Up to one head of household, spouse, and two children
  - Additional children can be added for $45/month
  - Same benefits as standard individual membership

Gunslinger Family Membership
  - Up to one head of household, spouse, and two children
  - Additional children can be added for $150/month
  - Same benefits as gunslinger individual membership

Membership pricing aligns with successful ranges nationwide, ranging from $350/year (plus initiation fees) for basic memberships to $2,400/year (plus initiation fees) for exclusive VIP offerings. Notable examples include Scottsdale Gun Club, Frisco Gun Club, Colonial Shooting Academy, The Alamo, and The Range at Austin.

Retail

All-American Gunslingers offers a unique retail experience featuring handguns, long guns, ammunition, accessories, and branded apparel, setting us apart from competitors. Our retail space prioritizes customer comfort, allowing guests to safely handle firearms displayed on tables similar to an Apple Store, removing the intimidation factor associated with traditional sales interactions.

Distinguishing ourselves from big box stores like Dick's and Bass Pro, we introduce the Gun Fitting Program, providing a personalized, anxiety-free firearm selection process. With a remarkable 90% conversion rate at other "guntry clubs," this program includes a 30-minute consultation, hands-on review of 4 to 5 firearms, and an opportunity to shoot five rounds in a private bay. The fitting fee is deducted from the firearm purchase if made on the same day, fostering customer confidence and control.

The 750-square-foot retail space, stocked with an initial inventory of $150,000, is expected to turn over 3.3 times annually. Handgun sales contribute 24% of total sales with a 20% average margin, while ammunition sales make up 45% of total sales with a 30% average margin. The All-American Gunslingers brand is a strong selling point, featuring branded apparel with a 40% margin, which is also integrated into memberships, contests, and promotions for added value.

By offering in-house services, including discounts on classes and social shoots, we enhance the overall customer experience, reinforcing our commitment to exceptional service that consumers are willing to pay more for.

Training/Instruction

All-American Gunslingers employs skilled and experienced trainers, utilizing next-generation technology to set the standard for comprehensive firearm training. Our IT-equipped classroom offers a unique learning experience, catering to various skill levels and needs, from beginner to advanced. Classes range from $75 to $399 per student, conducted in small groups or one-on-one, including members-only, ladies-only, and social shooting events.

We anticipate conducting at least two classes weekly, with an average occupancy of 8 people per class at $100 each, generating $1,600 weekly revenue. Private lessons, expected at three per week at $75 per hour, contribute to additional income. Instructors, all NRA certified, are employees with wages included in monthly payroll expenses.

Classes include Basic Firearm Safety, New Shooter, Concealed Carry, Advanced Pistol and Long Gun Courses, Threat Focused Shooter, and more, scheduled during weekdays and weekends.

Contracts and Events

Our classrooms also serve as event spaces and meeting rooms, exposing individuals to our unique facilities and generating additional revenue through group contracts for regular use of our ranges. By providing centrally located, well-equipped meeting spaces, we aim to attract a diverse range of individuals who may not initially be shooting enthusiasts but may become regular patrons.

Gunsmith Services

All-American Gunslingers offers in-house gunsmith services, providing firearm repairs, cleaning, manufacturing, and custom modifications that comply with federal and state regulations. Skilled and experienced gunsmiths offer added convenience for customers seeking to modify or repair their firearms. Regular events, open to members and the public, include holiday-themed shoots, Ladies' Nights, Date Nights, charity events, Happy Hour Shooting Specials, Senior Shoots, local shooting club gatherings, law enforcement sessions, Youth Hunter Education Challenge, NRA Day, First Shots, and Women-Only Shooting Events. These events contribute to a vibrant and engaging community atmosphere.

Marketing Strategy

The experienced team, blending business and firearms expertise, will implement a monthly marketing budget of approximately $2,500. The focus will be on diverse customer touchpoints, utilizing internet advertising, a user-friendly and regularly updated website, email marketing, and engagement with firearm forums. Face-to-face corporate meetings, concierge recommendations, and partnerships with event planners will expand the reach.

Additionally, the strategy involves participation in local communities through Chamber of Commerce membership, involvement in NSSF and NRA Range events, development of Youth and Team League Challenges, and tactical shooting competitions. Social media platforms such as Facebook, Twitter, and Instagram, along with targeted campaigns, amplifies the online presence. A pre-opening campaign drives discounted membership sales, building anticipation before the grand opening.

Website & Social Media

The website, a vital information portal for members and the community, features engaging systems for customer interaction, e-commerce offerings, and activity tracking. Social media campaigns, including email blasts, will commence before the grand opening, updating the community on construction progress and promoting pre-opening membership discounts.

Private & Grand Opening Events

Upon completion, a private opening by invitation will allow guests to assess the facilities, use rental guns, purchase inventory, sign up for classes, and buy memberships. Any issues identified will be addressed before the public grand opening. The grand opening will be heavily promoted through television, radio, reader boards, email, flyers, and social media, establishing All-American Gunslingers as the region's premier gun and shooting range.

Community Involvement

Community involvement will drive personal referrals, with targeted marketing to groups hosting leadership training, corporate events, and fundraisers. This approach aligns with the Company's commitment to giving back to the community and serves as an employee incentive.

Other Marketing Opportunities

Numerous marketing opportunities, leveraging co-op funds and vendor incentives, include monthly manufacturer weekend events, co-op giveaways, direct mail pieces, radio and digital billboards, magazine/print ads and articles, newsletters, and website videos. These initiatives aim to establish All-American Gunslingers as a recognized and sought-after destination in the market.

CURRENT NUMBER OF EMPLOYEES

(Code of Federal Regulations reference: §227.201(e))
Current number of employees: 4

RISK FACTORS

(Code of Federal Regulations reference: §227.201(f))

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

No guarantee of a return
Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to distribute cash to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity
The securities in this offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company
Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations
The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering Materials.

Limited operating history
The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will be a key differentiator and allow it to capture market share, there can be no guarantee that it will succeed.

Customers
The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company depends on its key personnel's ability, skill, and experience. Some key personnel may be unable to perform their duties as anticipated, either through unforeseen health issues or premature death. In that case, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company operates in an industry that is extremely closely regulated, and it must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation, it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Legislative Risk

The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company. Numerous bills regulating the ownership of firearms have been proposed at the state and federal levels, and these bills propose a wide variety of restrictions including, for example, limiting the number of firearms that may be purchased in a specified time, increasing the age for ownership, imposing additional licensing or registration requirements, creating additional restrictions on certain, common firearm features, and levying new taxes on firearms and/or ammunition. Legislative changes of this type could adversely affect the Company's business.

Effects of Inflation and Rising Interest Rates

Factors entirely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

As reflected in the Financial Projections, the projected results of the Company's financial position and business operations are based upon certain assumptions and estimates by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may be unable to generate sufficient cash flow from operations to make scheduled principal and interest payments on the security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds

Our success will depend upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the Company's best interest.

Additional capital may be required

Although the Company believes that the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise or a private placement of securities to accredited investors. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt, and our ability to pay our obligation to the security may be adversely affected.

Business Interruptions

Our product offerings, operations, and business location are vulnerable to damage or interruptions from earthquakes, fires, floods, hurricanes, tornadoes, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate the Company for losses that may occur.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs, which may negatively affect our projections. We cannot predict the timing, strength, or duration of our industry's economic slowdown or subsequent recovery. These and other economic factors could have a material effect on our financial condition and operating results.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before investing.

OWNERSHIP AND CAPITAL STRUCTURE

(Code of Federal Regulations reference: §227.201(m))

The Offering

The Company is seeking to raise a Minimum Offering Amount of **$20,000** and a Maximum Offering Amount of **$1,235,000** from potential Investors through the offer and sale of the securities. The securities being offered are Patriot Revenue Share Interests, as defined in the Subscription Agreement in the Company.

The Patriot Revenue Share Interests will be issued in **$100** increments with a minimum investment amount of $500. The revenue share rate is **10% of gross revenue,** with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year and July 31 for the period ending June 30 of the current year and continuing until the Investor has received **1.7 times** their investment amount. The start date will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Facilitator. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the Company, will be **March 31, 2025.** The Subscription Agreement details all terms of the Offering, and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Subscription Agreement.

Subscription Agreements are not binding on the Company until it accepts them. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

The price of the securities was determined arbitrarily.

This Offering aims to raise funds that the Company will use as funding to expand its current operations and enhance its mission to expand firearms sales, training, and range operations as detailed in the business plan described above.

Use of Funds		
Description	**Minimum Offering Amount**	**Maximum Offering Amount** [1][2]
Total Proceeds	$20,000	$1,235,000
Less: Offering Expenses	(1,200)	(74,100)
Net Proceeds	$18,800	$1,160,900
Use of Net Proceeds		
Legal Expenses	14,102	32,534
Inventory	4,698	554,283
Infrastructure Expenses	-0-	96,517
Overhead	-0-	42,142
Working Capital	-0-	435,424
Total Use of Funds	$18,800	$1,160,900

(1) We will accept proceeds over the Minimum Offering Amount of $20,000. We will allocate oversubscriptions on a first-come, first-served basis. As described in the table above, we will use the oversubscribed amount up to $1,235,000.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this Offering for other purposes, and we will have broad discretion in applying the net proceeds from this Offering. Furthermore, we anticipate that

we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

The actual amount raised during the campaign is **$32,500.**

Do the securities offered have voting rights? ☐ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

How may the terms of the securities offered be modified?

Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

Provide the name and ownership level of each person, as of the most recent practicable date but no earlier than 20 days prior to the date of the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Joseph Bitz	26 Shares	26%
Raymond Kraus	26 Shares	26%
Cody Klein	24 Shares	24%
Sarek Goldsmith	24 Shares	24%

How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Patriot Revenue Share Interests.

What are the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer, or transactions with related parties?

The securities being offered represent debt of the Company. The investors do not own shares in the Company. Therefore, there are no risks to purchasers of the securities relating to minority ownership in the Company.

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, at its sole discretion, at any time before the payment in full of the Patriot Revenue Share Interests, buy out the Company's obligations to the Investor under the Subscription Agreement and terminate the Subscription Agreement by paying the Investor an amount equal to all outstanding revenue share payments.

Upon a Change of Control at any time before the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor before or simultaneously with the closing of such Change of Control.

What are the restrictions on transfer of the securities being offered?

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:
   (1) to the issuer;
   (2) to an accredited investor;
   (3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

WHAT ARE THE MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER?

(Code of Federal Regulations reference: §227.201(p))

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Credit Cards	$130,881	Varies	Revolving	

DESCRIBE ANY EXEMPT OFFERINGS CONDUCTED WITHIN THE LAST THREE YEARS.

(Code of Federal Regulations reference: §227.201(q))

Date of the offering	Offering exemption relied upon	Type of securities offered	Amount of securities sold and use of proceeds	Use of Proceeds
04/12/2024	Regulation CF	Debt	$32,500	Working Capital

OTHER RELATED TRANSACTIONS

(Code of Federal Regulations reference: §227.201(r))

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
N/A			

COMPLIANCE WITH REPORT REQUIREMENTS

(Code of Federal Regulations reference: §227.201(x))

Has the issuer failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past?

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

DESCRIPTION OF THE FINANCIAL CONDITION OF THE ISSUER

(Code of Federal Regulations reference: §227.201(s)

Since the company launched last year (organized April 27, 2023, the team has been executing its business plan by establishing a "Guntry Club" facility through the lease and revitalization of a former gun range . This 8,816 square foot facility includes 14 indoor shooting lanes, a retail area, gunsmithing space, and a classroom. The business focuses on a diversified approach with multiple revenue streams, including range rentals, memberships, retail sales of firearms, ammunition, and accessories, training courses, contracts for events, and gunsmith services. The team is committed to providing a safe and welcoming environment and world-class customer service. They are also implementing a marketing strategy involving online advertising, social media, local community involvement, and events. The reported **Revenues/Sales for the 2024 fiscal year were $424,697**, indicating the company generated significant sales in its first operational fiscal year.

The company is projected to fulfill its commitments to the investors in its Patriot Revenue Share offering by the end of the 2nd quarter of 2025.

Profit and Loss

All-American Gunslingers, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Income	53,402.70
Sales	$367,809.34
Service Fee Income	3,485.00
Total for Sales	**$371,294.34**
Total for Income	**$424,697.04**
Cost of Goods Sold	
Gross Profit	**$424,697.04**
Expenses	
Accounting Service	675.00
Advertising	27,852.99
Auto Gas	884.12
Bank Charges	35,335.74
Car Payment	2,910.17
Commissions & fees	13.89
Contract Labor	48,585.92
Dues & Subscriptions	8,553.03
Employee Payroll Expense	12,503.49
FDLE BACKGROUND CHECK	775.00
Insurance	25,425.96
Legal & Professional Fees	34,392.31
Meals and Entertainment	12,938.82
Office Expenses	12,276.07
Postage	398.22
Rent or Lease	103,771.38
Repair & Maintenance	23,917.43
Supplies	10,125.28
Taxes & Licenses	10,506.90
Travel	38.75
Travel Meals	791.24
Uncategorized Expense	0.01
Utilities	10,375.88
Total for Expenses	**$383,047.60**
Net Operating Income	**$41,649.44**
Other Income	
Credit Card Rewards	1,931.41
Interest Earned	129.55
Total for Other Income	**$2,060.96**
Other Expenses	
Net Other Income	**$2,060.96**
Net Income	**$43,710.40**

Balance Sheet 2024

All-American Gunslingers, Inc.
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (1108) - 4	10,000.00
CHASE BUS TOTAL SAV (7468) - 13	2,800.00
Chase Business Checking 1108	21,494.43
Truist Business Checking 7356	-3,593.00
VALUE CHECKING (0008) - 12	637.56
Total for Bank Accounts	**$31,338.99**
Accounts Receivable	
Other Current Assets	
Inventory	212,192.47
Prepaid Expenses	13,621.94
Total for Other Current Assets	**$225,814.41**
Total for Current Assets	**$257,153.40**
Fixed Assets	
Accumulated Depreciation	-142.00
Computer Equipment / Software	5,243.65
Furniture and Fixtures	2,700.00
Machinery & Equipment	16,155.64
Total for Fixed Assets	**$23,957.29**
Other Assets	
Intangibles	0
Accumulated Amortization	-197.00
Startup Costs	24,557.02
Total for Intangibles	**$24,360.02**
Total for Other Assets	**$24,360.02**
Total for Assets	**$305,470.71**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable

Credit Cards

AMEX Blue Business Cash (1003)	1,943.89
AMEX Blue Business Plus Card (1004)	2,115.00
BOA VISA 6215	24,051.33
Chase 3587 (5917 Main)	-7,091.07
Chase Credit Card 5917	5,685.29
Chase Visa (4709)	14,887.10
Credit Card (4497)	-16,510.90
DISCOVER IT CARD 1304	12,710.33
LINE OF CREDIT (0080) - 12	10,054.47
PLATINUM RATE (0090) - 12	12,976.60
PNC Cash Rewards® Visa Signature® Business (8457) - 11	7,857.42
Truist Visa Card 6390	17,125.52
Truist Visa Credit Card 1411	16,491.58
US BANK 6229	9,810.26
US BANK VISA 1106	9,893.04
Well Fargo Visa (9676) - 7	8,881.70
Total for Credit Cards	**$130,881.56**

Other Current Liabilities

Loan to/from Shareholder	$53,615.00
Loan to/from Shareholder - Cody Klein	-31.14
Loan to/from Shareholder - Joseph Bitz	-1,444.24
Total for Loan to/from Shareholder	**$52,139.62**
Total for Other Current Liabilities	**$52,139.62**
Total for Current Liabilities	**$183,021.18**

Long-term Liabilities

Total for Liabilities	**$183,021.18**

Equity

Retained Earnings	-28,461.08
Net Income	43,710.40
Common Stock	0
Common Stock Cody Klein	24.00
Common Stock Joseph Bitz	26.00
Common Stock Raymond Kraus	26.00
Common Stock Sarek Goldsmith	24.00
Total for Common Stock	**$100.00**
Opening Balance Equity	49,809.26
Paid in Capital	0
Paid-In Capital Cody Klein	6,018.49
Paid-In Capital Joseph Bitz	33,314.09
Paid-In Capital Raymond Kraus	8,146.37
Paid-In Capital Sarek Goldsmith	9,812.00
Total for Paid in Capital	**$57,290.95**
Total for Equity	**$122,449.53**
Total for Liabilities and Equity	**$305,470.71**

All-American Gunslingers, Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	43,710.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-212,192.47
AMEX Blue Business Cash (1003)	1,943.89
AMEX Blue Business Plus Card (1004)	2,115.00
BOA VISA 6215	24,051.33
Chase 3587 (5917 Main)	-7,091.07
Chase Credit Card 5917	5,685.29
Chase Visa (4709)	14,887.10
Credit Card (4497)	-16,510.90
DISCOVER IT CARD 1304	12,710.33
LINE OF CREDIT (0080) - 12	10,054.47
PLATINUM RATE (0090) - 12	12,976.60
PNC Cash Rewards® Visa Signature® Business (8457) - 11	7,857.42
Truist Visa Card 6390	17,125.52
Truist Visa Credit Card 1411	682.66
US BANK 6229	9,810.26
US BANK VISA 1106	9,893.04
Well Fargo Visa (9676) - 7	8,881.70
Loan to/from Shareholder	43,615.00
Loan to/from Shareholder:Loan to/from Shareholder - Cody Klein	-31.14
Loan to/from Shareholder:Loan to/from Shareholder - Joseph Bitz	-1,444.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-54,980.21
Net cash provided by operating activities	**$ -11,269.81**
INVESTING ACTIVITIES	
Computer Equipment / Software	-5,243.65
Furniture and Fixtures	-2,700.00
Machinery & Equipment	-4,202.97
Intangibles:Startup Costs	-12,733.27
Net cash provided by investing activities	**$ -24,879.89**
FINANCING ACTIVITIES	
Opening Balance Equity	49,809.26
Paid in Capital:Paid-In Capital Joseph Bitz	9,129.18
Paid in Capital:Paid-In Capital Raymond Kraus	-2,000.00
Paid in Capital:Paid-In Capital Sarek Goldsmith	600.00
Net cash provided by financing activities	**$57,538.44**
NET CASH INCREASE FOR PERIOD	**$21,388.74**
Cash at beginning of period	9,950.25
CASH AT END OF PERIOD	**$31,338.99**